UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
	Washington, DC 30549


SCHEDULE 13G

m
Under the Securities Exchange Act of 1934
(Amendment No. ________________)*

First United Corporation
(Name of Issuer)

Common Stock, Par Value $.01 per share
(Title of Class of Securities)

33741H107
(Cusip Number)


Check the following box if a fee is being paid with this statement.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









Page 1 of 5 pages

CUSIP No. 33741H107

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
First United National Bank & Trust
52-0312890

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) X

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
National Bank

5	SOLE VOTING POWER
	674,869

6	SHARED VOTING POWER

7 SOLE DISPOSITIVE POWER

8 SHARED DISPOSITIVE POWER

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
674,869

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.74%

12 TYPE OF REPORTING PERSON*
BK







Page 2 of 5 pages

Schedule 13G
First United National Bank & Trust


Item 1(a)	Name of Issuer:
		First United Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:
		19 South Second Street
		Oakland, Maryland 21550

Item 2(a)	Name of Person Filing:
		First United National Bank & Trust

Item 2(b)	Address of Principal Business Office or if none, Residence:
		19 South Second Street
		Oakland, Maryland 21550

Item 2(c)	Citizenship:
		National Bank

Item 2(d)	Title of Class of Securities:
		Common Stock, par value $.01 per share

Item 2(e)	CUSIP Number:
		33741H107

Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
		check whether the person filing is a:
		(a)	[  ]	Broker or Dealer registered under Section 15 of the Act
		(b)	[X ]	Bank as defined in Section 3(a) (6) of the Act
  (c) [  ] Insurance Company as defined in Section 3(a) (19) of the Act
  (d) [  ] Investment Company registered under Section 8 of the
	          Investment Company Act
  (e) [  ] Investment Adviser registered under Section 203 of the
          	Investment Advisers Act of 1940
  (f) [  ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974
           or Endowment fund;
           see 240.13d-a(b)(1)(ii)(F)
		(g)	[  ]	Parent Holding Company, in accordance with
			       	240.13d-1(b)(ii)(G)     (Note: See Item 7)
		(h)	[  ]	Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Page 3 of 5 pages

Item 4		Ownership:
If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-a(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:

(a) Amount Beneficially Owned:
674,869 Shares
(b) Percent of Class:
10.79%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
674,869 Shares
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition of 634,107 Shares
(iv) shared power to dispose or to direct the disposition of

Item 5		Ownership of Five Percent or Less of a Class
		Not Applicable

Item 6		Ownership of More than Five Percent on Behalf of Another Person
The shares of First United Corporation stock listed in Item 4 are owned by the Trust Department of First United National Bank & Trust, as Trustee for
200 fiduciary accounts. First United National Bank & Trust is a wholly-owned subsidiary of First United Corporation. Within these accounts, the Trust Department of First United National Bank & Trust had, as of December 31,
1997, sole voting rights on 674,869 shares and no shared voting rights.
It had as of December 31, 1997, the sole right to dispose of 634,869 shares and no shared right to dispose of any shares. First United National Bank & Trust has no right to retain the dividends from such shares for its own account, nor does it have the power to direct the receipt of such dividends (except in certain cases to beneficiaries or grantors of the accounts).
First United National Bank & Trust has no right to retain the proceeds from the sale of such securities for its own account, nor does it have the power to direct the receipt of such proceeds (except in certain cases to beneficiaries or grantors of the accounts). All of the holders are persons unrelated to the officers or directors of First United Corporation.

Item 7	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company.
	Not Applicable
Page 4 of 5 pages

Item 8	Identification and Classification of Members of Group.
	Not Applicable

Item 9	Notice of Dissolution of Group.
	Not Applicable

Item 10	Certification.
	Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 20, 1998
Date

William B. Grant
Signature


WILLIAM B. GRANT	CHAIRMAN OF THE BOARD & CEO
Name/Title
























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